Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, WI 53204

October 1, 2024

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission (the “Commission”)

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Tidal Trust II (the “Trust”)
File Nos. 333-264478, 811-23793
Request for Withdrawal of Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A

Dear Madam or Sir:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests the withdrawal of Post-Effective Amendment No. 200 (the “Amendment”) to the Trust’s Registration Statement Filed on Form N-1A, which was filed with the Securities and Exchange Commission (Accession No. 0001999371-24-004588) on April 8, 2024, for the purpose of, inter alia, registering shares of the Defiance 2X Ether Strategy ETF (the “Fund”) as a new series of the Trust.

The Amendment was originally scheduled to become effective on June 22, 2024. However, the following additional Post-Effective Amendments (collectively, the “Delaying Amendments”) were filed for designating a later date upon which the Amendment would have become effective:

•	Post-Effective Amendment No. 227 (filed on June 21, 2024, Accession No. 0001999371-24-007648);
•	Post-Effective Amendment No. 232 (filed on July 1, 2024, Accession No. 0001999371-24-008056);
•	Post-Effective Amendment No. 236 (filed on July 18, 2024, Accession No. 0001999371-24-008769);
•	Post-Effective Amendment No. 245 (filed on August 7, 2024, Accession No. 0001999371-24-009681);
•	Post-Effective Amendment No. 257 (filed on September 3, 2024 Accession No. 0001999371-24-011212).

As a result, pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests the withdrawal of each of the Delaying Amendments.

No securities were sold in connection with the Amendment or the Delaying Amendments. The Trust has determined not to proceed with the offering of this particular series of the Trust at this time.

If you have any questions or require further information, please contact Michael Pellegrino at (262) 318-8442 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael Pellegrino

Michael Pellegrino

General Counsel

Tidal Investments LLC